CERTIFICATE OF FORMATION:
Progressive Medical Imaging of Union City, LLC

The undersigned, being authorized to execute and file this Certificate of Formation, hereby certifies that:

FIRST: The name of the limited liability company is “Progressive Medical Imaging of Union City, LLC” (hereinafter the “company”).

SECOND: The address of the registered office of the Company in this state is 401 sylvan Avenue, Englewood Cliffs, New Jersey 07632.

THIRD: The name and address of the resident agent of the Company is Robert Farrell, 401 sylvan Avenue, Englewood Cliffs, New Jersey 07632.

FOURTH: The Company has two members.

FIFTH: The duration of the Company is perpetual or such other lesser period required by law to maintain its standing as a limited liability company.

IN WITNESS WHEREOF, I have signed this certificate of Formation this nineteenth day of October, 2000.

/s/ Frank Arcaroli
Frank Arcaroli, Controller
Incorporate Filing
Progressive Medical Imaging of Union City, LLC